EXHIBIT (h)(iv)

Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed. [***] indicates information that has been redacted.

INDEX LICENSE AGREEMENT

           THIS INDEX LICENSE AGREEMENT (this "Agreement"), effective as of February 26th, 2026 (the "Commencement Date"), is entered into by and between Inside Ownership Index Inc., a Nevada corporation ("Licensor" or "IO"), and Corgi Strategies LLC, a Delaware limited liability company ("Licensee" or "Corgi").

            WHEREAS, Licensor has acquired all rights and title to the Index listed on Exhibit A hereto, as may be amended from time to time upon agreement by the parties in writing (the "Index"), and Licensor compiles, calculates and maintains the Index with the assistance of an index calculation agent.

            WHEREAS, Licensor uses in commerce and owns trade name and service mark rights to the designations listed on Exhibit A hereto, as may be amended from time to time upon agreement by the parties in writing (the "Mark(s)");

            WHEREAS, Licensee and any affiliated, subsidiary and successor companies of Licensee (as provided in Subsection 13(a) hereof) wish to use the Index as a component of the investment objective and investment strategy of the exchange-traded fund described in Exhibit B hereto, which is expected to be organized as a series of Corgi ETF Trust I and initially named the Inside Ownership 100 ETF (the "Fund");

            WHEREAS, Licensee wishes to use the Mark(s) in connection with the issuance, marketing and/or promotion of the Fund and in connection with making disclosure about the Fund under applicable law, rules and regulations in order to indicate that Licensor is the source of the Index; and

            WHEREAS, Licensee wishes to obtain Licensor's authorization to use the Index and the Mark(s) in connection with the Fund pursuant to the terms and conditions hereinafter set forth.

            NOW, THEREFORE, the parties hereto agree as follows:

            1.   Grant of License.

              (a)    Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a non-transferable, limited license in the United States, with no right to sublicense except as expressly provided herein, (i) to use the Index as a component of the investment objective and investment strategy of the Fund and (ii) to use and refer to the Mark(s) and other materials furnished by Licensor that relate to the Index or the Mark(s) (collectively, the "Licensed Materials") in connection with the organization, registration, listing, distribution, marketing and promotion of the Fund and in connection with making such disclosure about the Fund as Licensee deems necessary or desirable under applicable law, rule or regulation, in each case only to the extent necessary to indicate that Licensor is the source of the Index and the Mark(s) and subject to the limitations set forth in this Agreement.

              (b)    The license granted in Section 1(a) does not transfer to Licensee any legal or beneficial ownership rights in or to the Index, the Mark(s) or any other Licensed Materials, or the goodwill now associated, or that may in the future become associated, therewith. All right, title and interest in and to the Index, the Mark(s) and the Licensed Materials, and all goodwill arising from Licensee's use thereof, shall inure exclusively to Licensor.

              (c)    Except as provided in this Section 1 or in Section 13(a), no sublicensing of Licensee's rights hereunder, even partial, shall occur without the prior written consent of Licensor, which consent may be granted or withheld in Licensor's sole discretion; provided that Licensee may permit the Fund and the Fund's distributor, administrator, transfer agent and other service providers to use the Index, the Mark(s) and the Licensed Materials solely in connection with the Fund and subject to the terms of this Agreement.

              (d)    From the Commencement Date until the date that is [***]after the initial listing and commencement of trading of the Fund on a national securities exchange (the "Exclusivity Period"), Licensor shall not license the Index to any other person for use with a U.S.-listed exchange-traded fund. Following the Exclusivity Period, the license granted hereunder shall continue on a non-exclusive basis.

            2.   Term.

              (a)    This Agreement shall commence on the Commencement Date and, unless earlier terminated in accordance with Section 4, shall continue in effect for an initial term of [***]from the Commencement Date (the "Initial Term"). Thereafter, this Agreement shall automatically renew for successive [***] terms (each, a "Renewal Term," and together with the Initial Term, the "Term") unless either Party gives the other Party written notice of non-renewal at least [***] prior to the end of the then-current Term.

              (b)    Subject to applicable law, regulation, exchange rules and the fiduciary duties of the Board of trustees of the Fund (the "Board"), Licensee shall use commercially reasonable efforts to cause the Fund to remain listed and open to investment for at least eighteen (18) months after its initial listing and commencement of trading on a national securities exchange; provided that [***]. Nothing in this Section 2(b) shall require the Board to continue the Fund in operation if the Board determines in good faith that liquidation or reorganization of the Fund is in the best interests of the Fund and its shareholders. For the avoidance of doubt, the AUM thresholds set forth in clauses (i) and (ii) above do not apply prior to the twelfth (12th) month following the Fund's launch.

            3.   License Fees.

              (a)    Licensee shall pay to Licensor the license fees (the "License Fees") and provide the information specified in Exhibit C, attached hereto and incorporated herein.

              (b)    During the Term of this Agreement and for a period of one (1) year after its termination, Licensor shall have the right once per year (unless a material breach or underpayment is discovered), during normal business hours and upon at least [***] written notice to the Licensee, to examine or audit on a confidential basis the relevant books and records solely to the extent necessary to verify the calculation of License Fees payable under this Agreement. For the avoidance of doubt, Licensee will not be required to divulge client identifying data or violate any relevant jurisdiction's law in the course of any audit.

              (c)    For purposes of this Agreement, an "S&P Cost Event" means (i) any requirement imposed by S&P Dow Jones Indices LLC (or any successor index calculation agent reasonably acceptable to Licensor) that results in a new, increased, or accelerated fee, royalty, pass-through cost, or other charge payable by Licensor (or its affiliates) arising from or related to the calculation, maintenance, distribution, or licensing of the Index for use with the Fund, or (ii) any change in S&P's (or such agent's) pricing, policies, or contractual terms that materially increases Licensor's costs of providing the Index for the Fund (in each case, relative to the costs assumed as of the Commencement Date). Upon an S&P Cost Event, the Parties shall negotiate in good faith appropriate adjustments to the License Fees and/or Fund economics to account for such increased costs.

              (d)    Subject to applicable law and regulation (including the Investment Company Act of 1940, as amended, ("1940 Act") and the rules promulgated thereunder), Licensor shall contribute an aggregate of US$[***] toward documented Fund launch and platform-related costs, including regulatory filing fees, exchange listing fees, seed-trading costs and initial marketing collateral, in each case as mutually agreed in writing by the Parties. Such amount shall be payable as follows: [***]. Licensor's obligation to make the contributions described in this Section 3(c) shall terminate automatically if the Fund has not commenced operations and been listed for trading within twelve (12) months following the Commencement Date. If this Agreement is terminated by Licensor for Cause pursuant to Section 4(b), or if the Fund fails to commence operations and be listed for trading within twelve (12) months following the Commencement Date due to Licensee's gross negligence or willful abandonment of the Fund, Licensee shall repay to Licensor, within [***] after such termination or determination not to launch, an amount equal to the aggregate launch-cost contribution actually paid by Licensor under this Section 3(c). Any such repayment shall be an obligation of Licensee only and shall not be paid from the assets of the Fund or borne by the Fund's shareholders.

            4.   Termination.

              (a)    At any time during the term of this Agreement, either party may give the other party written notice of termination without penalty if the terminating party reasonably believes in good faith that material damage or harm is occurring to the reputation or goodwill of that party by reason of its continued performance hereunder, and such notice shall be effective immediately or on the date stated in the written notice of such termination, which date shall not be greater than [***] after the event. For the avoidance of doubt, in no event shall a change in control of a party affect the rights granted to the parties pursuant to the foregoing sentence.

              (b)    In the case of a breach of any of the material terms or conditions of this Agreement by either party, including a material failure of Licensor to compile, publish or rebalance the Index in a reasonably timely manner or otherwise comply with the terms of the Index Rulebook (the "Rulebook"), Licensor or Licensee, as applicable, may terminate this Agreement with respect to the Fund, by giving prior written notice of its intent to terminate, and such notice shall be effective on the date specified therein for such termination unless the breaching party shall correct such breach within thirty (30) days after receipt of such written notice of breach.

              (c)    Licensee may terminate this Agreement with respect to the Fund upon one hundred and eighty (180) days prior written notice to Licensor if Licensee is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in Licensee's reasonable judgment materially impairs Licensee's ability to market and/or promote the Fund.

              (d)    Licensor may terminate this Agreement with respect to the Fund upon one hundred and eighty (180) days (or upon such lesser period of time if required pursuant to a court order) prior written notice to Licensee if (i) Licensor is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in Licensor's reasonable judgment materially impairs Licensor's ability to license and provide the Index and Mark(s) under this Agreement in connection with the Fund; or (ii) any litigation or proceeding is threatened or commenced and Licensor reasonably believes that such litigation or proceeding would have a material and adverse effect upon the Mark(s) and/or the Index or upon the ability of Licensor to perform under this Agreement.

              (e)    Effect of Termination; Discontinuance of Index.

                  (i)    Licensor shall have the right, in its sole discretion, to cease compilation and publication of an Index and, in such event, to terminate this Agreement with respect to the Fund. In the event that Licensor exercises such right or its rights to terminate this Agreement under Sections 4(a), 4(b) or 4(d) above, Licensor shall provide at least one hundred and eighty (180) days written notice to Licensee, which notice shall specify whether a replacement or substitute index will be made available and shall offer the Licensee the option to license such substitute index from Licensor subject to substantially similar terms of this Agreement. In the event that Licensee does not license the substitute index, this Agreement shall be terminated with respect to the Fund as of the date specified in the Licensor notice and Licensor will be free to continue to compile, calculate and maintain the Index or terminate the Index in its sole discretion, and Licensee shall cease to use the Index and the Mark(s) in connection with the Fund; provided that Licensee may continue to utilize any previously printed materials which contain the Mark(s) for a period of sixty (60) days following such termination. Nothing in this Agreement shall limit or prohibit Licensee from creating, offering, using or licensing any index that is independently developed by Licensee, provided that such index is not the Index and does not replicate or derive from the Index (each, a "Restricted Derivative Index"). A "Restricted Derivative Index" means an index that (i) copies the Index's rulebook or methodology in any material respect, (ii) uses the Index (or any proprietary Index data furnished by Licensor) as a required input, reference, or starting point for index construction, or (iii) is designed to be a direct substitute for the Index by intentionally tracking substantially the same securities with substantially the same weighting scheme as the Index. Notwithstanding the foregoing, the following shall not be deemed Restricted Derivative Indices: (a) broad-market, sector, or commonly-used third-party benchmarks; and (b) indices developed without use of Licensor Confidential Information or proprietary Index inputs. Nothing in this Section 4(e) shall be construed to limit or restrict the ability of the Board to take any action it determines in good faith to be required in the exercise of its fiduciary duties under the 1940 Act. Any dispute as to whether an index is a Restricted Derivative Index shall be resolved reasonably and in good faith, and Licensee's use of a non-Restricted Derivative Index shall not constitute a material breach of this Agreement.

                  (ii)     In the event that Licensee exercises its right to terminate this Agreement under Sections 4(a), 4(b) or 4(c) above either as a result of the cessation of operations of the Fund or otherwise, Licensor shall be free to continue to compile, calculate and maintain the Index and to license the Index to such third parties as it deems appropriate in its sole discretion and all limitations hereunder shall no longer apply. Licensee shall cease to use the Index and the Mark(s) in connection with the Fund; provided that Licensee may continue to utilize any previously printed materials which contain the Mark(s) for a period of sixty (60) days following such termination.

              (f)    Termination of this Agreement with respect to the Fund and the license herein granted shall be without prejudice to any rights or remedies which either party may otherwise have against the other party.The exercise or failure to exercise the aforementioned right of termination shall in no way be considered a waiver by either party of any of their legal rights and remedies.Furthermore, the failure by either party to claim or enforce performance of any obligation set forth in this Agreement by the other party for any length of time and however frequently repeated, shall not be deemed to be a continuing waiver or modification by such party of its contractual rights to the performance of such obligation by the other party.

              (g)    For purposes of this Section 4(g), an "Index Replacement Event" means any cessation of the Fund's tracking of the Index or replacement of the Index with another index or benchmark while the Fund continues in operation, other than (i) as required by applicable law, regulation, exchange rules or order of a governmental authority, or (ii) following Licensor's uncured material breach, gross negligence or willful misconduct that materially impairs the continued use of the Index. Nothing in this Section 4(g) shall be construed to limit or restrict the ability of the Board to take any action it determines in good faith to be required in the exercise of its fiduciary duties under the 1940 Act. If, before the end of the Initial Term, (A) Licensee terminates this Agreement with respect to the Fund for any reason other than pursuant to Sections 4(a), 4(b) or 4(c) or another termination right expressly provided for Licensor's uncured material breach, gross negligence, or willful misconduct, or (B) an Index Replacement Event occurs that is initiated or approved by Licensee or the Fund's Board for commercial, fee-related or other discretionary reasons (and not primarily as a result of a determination by the Board, acting in good faith and consistent with its fiduciary duties, that such replacement is in the best interests of the Fund and its shareholders) not described in the preceding sentence (each, a "No-Cause Exit"), then Licensee shall pay to Licensor, as a one-time termination fee (the "Tail Fee"), an amount equal to the greater of: (1) the License Fees paid or payable with respect to the Fund for the twelve (12) months immediately preceding the effective date of such No-Cause Exit (or, if the Fund has been in operation for less than twelve (12) months, the License Fees that would have been payable for such twelve (12) month period based on the Fund's average daily net assets since launch); or (2) $100,000. The Parties acknowledge and agree that the Tail Fee constitutes a reasonable estimate of the damages that Licensor would suffer as a result of a No-Cause Exit and is intended as liquidated damages and not as a penalty. For the avoidance of doubt, no Tail Fee shall be payable solely as a result of a liquidation of the Fund in which no successor fund or exchange-traded product pursuing a substantially similar investment strategy is launched within twelve (12) months after such liquidation,as reasonably determined by Licensor in good faith.

            5.   Licensor's Obligations.

              (a)    This Agreement shall not and is in no way intended to oblige Licensor to engage in any marketing or promotional activities in connection with any Fund or in making any representation or statement to investors or prospective investors in connection with the promotion by Licensee of the Fund.

              (b)    Licensor agrees to provide reasonable support for Licensee's development and educational efforts with respect to each Fund as follows: (i) Licensor shall provide Licensee, upon request but subject to any agreements of confidentiality with respect thereto, copies of the results of any marketing research conducted by or on behalf of Licensor with respect to the Index; (ii) Licensor shall respond in a timely fashion to any reasonable requests for information by Licensee regarding the Index.

              (c)    Licensor or its agent shall calculate and disseminate the Index(es) at least once each business day in accordance with its current procedures. Licensor may modify such procedures from time to time; provided that Licensor shall use commercially reasonable efforts to provide Licensee with prior written notice of any material procedural change that could reasonably be expected to materially affect the Fund's ability to track the Index, and to consult in good faith regarding implementation timing.

              (d)    Licensor shall promptly correct or instruct its agent to correct any mathematical errors made in Licensor's computations of the Index which are brought to Licensor's attention by Licensee or others, provided that nothing in this Section 5 shall give Licensee the right to exercise any judgment or require any changes with respect to Licensor's method of composing, calculating or determining the Index; and, provided further, that nothing herein shall be deemed to modify the provisions of Section 9 of this Agreement.

              (e)    Subject to applicable law, regulation, exchange rules and the Fund's then-current privacy policies and procedures, Licensee shall use commercially reasonable efforts to cause the Fund's transfer agent, administrator, distributor and other relevant service providers to provide Licensor, on a periodic basis and upon reasonable request, with (i) aggregated and/or de-identified information regarding holdings of Fund shares and, solely to the extent permitted under applicable law, the Fund's privacy notice, and Board-approved policies, position-level information regarding holdings of Fund shares, which may include information by distribution channel, intermediary or account type, and (ii) copies of, or access to, non-objecting beneficial owner ("NOBO") lists and related shareholder information in respect of the Fund, solely to the extent that (A) the Fund, as issuer, is permitted to request and disclose such information under applicable SEC rules, (B) such disclosure is consistent with applicable privacy law, the Fund's then-current privacy notice, and written policies approved by the Board, and (C) such disclosure is approved by the Fund or its designee in accordance with such policies. To the extent any such service provider charges fees or expenses for the preparation or delivery of NOBO lists or related shareholder information for Licensor's use, Licensor may, at its option, pay such fees or expenses directly, and Licensee shall use commercially reasonable efforts to facilitate Licensor's ability to obtain such information from the applicable service provider; provided that neither the Fund nor its shareholders shall be obligated to bear such fees or expenses except as may be separately agreed by Licensee and the Fund in accordance with applicable law. Licensor shall use any information received pursuant to this Section 5(e) solely for index-related analytics, index administration, product support relating to the Index and the Fund, and related operational and regulatory support purposes, and shall treat all such information as Confidential Information in accordance with Section 8(d). Without limiting the foregoing, Licensor shall implement commercially reasonable administrative, technical, and physical safeguards to protect such information, shall not disclose or transfer such information to any third party except as permitted under this Agreement, shall use such information only for the purposes expressly permitted herein, and shall promptly destroy or return such information upon request or upon termination of this Agreement, subject to applicable law. Nothing in this Section 5(e) shall require Licensee, the Fund or any service provider to disclose information in violation of applicable privacy law (including Regulation S-P), the Fund's privacy notice, contractual confidentiality obligations, or written policies approved by the Board, or to disclose nonpublic personal information except to the extent permitted under applicable law and such policies.

      Informational Materials Review.  Licensee shall use commercially reasonable efforts to protect the goodwill and reputation of Licensor and the Mark(s) in connection with its use of such Mark(s) under this Agreement. Licensee shall submit to Licensor for its review and approval all informational materials pertaining to and to be used in connection with the Fund, including, where applicable, all prospectuses, registration statements, web sites, investor letters, advertisements, brochures and promotional and any other similar informational materials (including (to the extent reasonably practicable given filing deadlines) documents required to be filed with governmental or regulatory agencies) that in any way use or refer to Licensor, the Index, or the Mark(s) (the "Informational Materials"). Informational Materials shall be addressed to Licensor, at the address specified in Subsection 13(d) or any mutually agreed upon electronic mail address. Licensor's approval shall be required with respect to the use of and description of Licensor, Mark(s) and the Index and shall not be unreasonably withheld or delayed by Licensor. Licensor shall notify Licensee, by electronic mail in accordance with Subsection 13(d) hereof, of its approval or disapproval of any Informational Materials within five (5) days (excluding Saturday, Sunday and New York Stock Exchange Holidays) following receipt thereof from Licensee. Any disapproval shall state Licensor's reasons therefore. Any failure by Licensor to respond within such five (5) day period shall be deemed to constitute a waiver by Licensor of its right to review such Informational Materials. Once Informational Materials have been approved by Licensor, subsequent Informational Materials which do not alter the use or description of Licensor, the Mark(s) or the Index need not be submitted for review and approval by Licensor. For the avoidance of doubt, routine updates to the Fund's website (including daily performance data, NAV updates, and portfolio holdings) that do not materially alter the description of the Licensor, Index, or Marks shall not require submission to or approval by Licensor.

            7.   Protection of Value of License.

              (a)    If Licensee becomes aware of any infringement of the Mark(s), Licensee shall promptly notify Licensor of the facts and circumstances surrounding such infringement.Licensor shall have the exclusive right to take action with respect to any such infringement, at Licensor's sole expense, including, without limitation, the right, in its own name, to commence and prosecute any suit or other proceeding against any such infringer.Any recovery obtained in such proceeding shall belong to Licensor. Licensee shall, at Licensor's expense, provide commercially reasonable cooperation to Licensor in any such proceeding, and in connection therewith (and without limitation), Licensee shall provide such evidence and give such testimony as may reasonably be requested by Licensor.

              (b)    Licensee shall provide commercially reasonable cooperation with Licensor in the maintenance of such rights and registrations and shall take such actions and execute such instruments as Licensor may from time-to-time reasonably request.

            8.   Intellectual Property Rights.

              (a)    Licensee acknowledges that the Index is selected, coordinated, arranged, and prepared by Licensor through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by Licensor. Licensee also acknowledges that all Intellectual Property related to the Index, including the rules-based methodology used to generate and operate the Index, and the Mark(s) are the exclusive property of Licensor, and that Licensor has and retains all intellectual property rights therein (including, but not limited to, trademarks, service marks, patents and copyrights), that the Licensed Materials are in the control and discretion of Licensor and that Licensor retains the right, upon at least [***] prior written notice, to modify the methodology used to calculate the Index; provided that if Licensor implements a material methodology change that Licensee reasonably determines (acting in good faith) materially impairs the Fund's ability to pursue its disclosed investment objective or to track the Index as described in the Fund's disclosure documents, then Licensee may terminate this Agreement with respect to the Fund upon not less than [***]' written notice without payment of any Tail Fee, and the parties shall cooperate in good faith on an orderly transition. The term "Intellectual Property" means (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, and patents, patent applications, and patent disclosures, together with reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (ii) registered and unregistered trademarks, service marks, trade dress, logos, trade names, and corporate names, together with translations, adaptations, derivations, and combinations thereof and including goodwill associated therewith, and applications, registrations, and renewals in connection therewith; (iii) copyrightable works, copyrights, and applications, registrations, and renewals in connection therewith; (iv) trade secrets and confidential information, research and development, know-how, formulas, compositions, processes and techniques, technical data, designs, drawings, specifications, proprietary quantitative models and all other data and documentation relating to any of the foregoing; (v) Software; (vi) social media accounts, websites, domain names, and URLs, and the data, passwords, and contents thereof; (vii) other proprietary rights; (viii) copies and tangible embodiments and expressions of the foregoing (in whatever form or medium), all improvements and modifications thereto and derivative works thereof; (ix) other intellectual property and related proprietary rights; and (x) the right to all past and future income, royalties, damages, and payments due with respect to the foregoing, including rights to damages and payments for past, present, or future infringements, misappropriations, or other violations thereof.The term "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models, methodologies, operating systems, firmware, tools, data files, graphics, schematics, interfaces, architecture, data models, scripts, test specifications, test scripts and routines, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; and (iii) all documentation, including user manuals and other training documentation, related to any of the foregoing.

              (b)    Licensor reserves all rights with respect to the Index and Mark(s) except those expressly licensed to Licensee hereunder.

              (c)    Licensee recognizes the great value of the goodwill associated with the Index and the Mark(s) and acknowledges that the Mark(s) and any registrations therefore are valid and subsisting and all rights therein and the goodwill pertaining thereto belong exclusively to Licensor.

              (d)    Each party shall treat as confidential and shall not disclose or transmit to any third party any information about Licensee, Licensor, documentation or other written materials, including this Agreement, whether in writing, orally or by inspection of tangible objects, that the receiving party knew, or reasonably should have known, was confidential information of the providing party ("Confidential Information"). Confidential Information shall not include (i) any information that is available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to a confidentiality agreement with regard to such information) or (ii) any information that is independently developed by the receiving party without use of or reference to information from the providing party. Notwithstanding the foregoing, either party may disclose Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (a) approved in writing by the other party for disclosure or (b) required by law, regulatory agency or court order to be disclosed by a party, provided, if permitted by law, that prior written notice of such required disclosure is given to the other party and provided further that the providing party shall cooperate with the other party to limit the extent of such disclosure. Notwithstanding the foregoing, no prior notice of, or other action, shall be required in respect to any disclosure made to any banking, financial, accounting or similar supervisory authority exercising its routine supervisory or audit functions, provided that such disclosure is made in the ordinary course of business. The provisions of this Subsection 8(d) shall survive any termination of this Agreement for a period of five (5) years from disclosure by either party to the other of the last item of such Confidential Information.

            9.   Warranties; Disclaimers; Limitation of Liability.

              (a)    Licensee represents, warrants and agrees that with respect to the Index the Rulebook describes all material features of the Index, and the Licensee further represents, warrants and agrees that it has had the opportunity to request from Licensor, and has received from Licensor, all information they deem necessary with respect to the evaluation of the use of the Index and to provide all necessary or appropriate disclosures with respect to the Index to the shareholders of the Fund.

              (b)    Licensee agrees expressly to include the disclaimer set forth in this Subsection 9(b) above in each prospectus relating to each Fund, along with the additional disclaimer set forth below.

INSIDE OWNERSHIP INDEX INC. ("IO") DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INSIDE OWNERSHIP INDEX (THE "INDEX") OR ANY DATA INCLUDED THEREIN AND IO SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.IO MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE INSIDE OWNERSHIP 100 ETF, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. IO MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL IO HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

              (c)    Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and that its performance does not violate any laws, regulations or agreements applicable to it.

              (d)    Each party represents that this Agreement has been duly executed by an authorized signatory and constitutes its valid and binding obligation enforceable against it in accordance with its terms; that at all times during the term of this Agreement, it shall have the power and authority to perform all of its obligations under this Agreement; and that the execution, delivery and performance of this Agreement will not violate any agreement or instrument to which it is a party.

              (e)    Licensee represents and warrants to Licensor that the Fund shall at all times comply with the descriptions in Exhibit B.

              (f)    Licensee represents and warrants to Licensor that each Fund shall not violate any applicable law, including but not limited to banking, commodities and securities laws.

              (g)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, LICENSOR, ITS AFFILIATES AND THEIR RESPECTIVE THIRD-PARTY LICENSORS SHALL NOT BE LIABLE TO LICENSEE WITH RESPECT TO THE LICENSEE'S USE OF THE INDEX OR THE MARK(S) (WHETHER BY BREACH OF CONTRACT, NEGLIGENCE, OR FOR ANY OTHER REASON) FOR ANY: (I) LOSS OF PROFITS, SALES, REVENUE, GOODWILL, REPUTATION, OPPORTUNITY; (II) LOSS OR DAMAGE ARISING FROM ANY CLAIM BY A SHAREHOLDER OF THE FUND; (III) LOSS OF VALUE IN OR RELATING TO THE FUND, THE INDEX OR THE MARK(S); OR (IV) INDIRECT, CONSEQUENTIAL OR SPECIAL LOSS OR DAMAGE, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES. NEITHER PARTY SHALL HAVE ANY LIABILITY FOR LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. WITHOUT DIMINISHING THE DISCLAIMERS AND LIMITATIONS SET FORTH IN SUBSECTION 9(B), IN NO EVENT SHALL THE CUMULATIVE LIABILITY OF EITHER PARTY, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS IN CONNECTION WITH THE INDEX OR THE INDEX VALUES AND/OR THIS AGREEMENT EXCEED THE AVERAGE ANNUAL LICENSE FEES ACTUALLY PAID BY LICENSEE TO LICENSOR HEREUNDER PRECEDING THE DATE SUCH LIABILITY IS ALLEGED TO HAVE ARISEN, UNLESS ARISING AS A RESULT OF A PARTY'S (i) GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, (ii) BREACH OF ITS CONFIDENTIALITY OBLIGATIONS, OR (iii) INDEMNIFICATION OBLIGATIONS. FOR THE AVOIDANCE OF DOUBT, THE TAIL FEE SET FORTH IN SUBSECTION 4(G) SHALL NOT BE SUBJECT TO THIS LIMITATION. FOR THE AVOIDANCE OF DOUBT, THE TAIL FEE SET FORTH IN SECTION 4(G) SHALL NOT BE SUBJECT TO THIS LIMITATION. FOR THE FURTHER AVOIDANCE OF DOUBT, LICENSEE'S PAYMENT OBLIGATIONS UNDER SECTIONS 3(A), 3(C) AND 3(D) (INCLUDING ANY AGREED ADJUSTMENTS TO THE LICENSE FEES OR FUND ECONOMICS IN RESPECT OF AN S&P COST EVENT) SHALL CONSTITUTE INDEPENDENT PAYMENT OBLIGATIONS AND SHALL NOT BE SUBJECT TO THIS LIMITATION.

              (h)    NEITHER PARTY MAY BRING ANY ACTION, REGARDLESS OF FORM, ARISING FROM OR PERTAINING TO THE INDEX, EXCEPT AS OTHERWISE PROVIDED BELOW, MORE THAN THREE (3) YEARS AFTER THE LATER OF: (I) THE DATE SUCH ACTION HAS ACCRUED; AND (II) THE DATE ON WHICH SUCH PARTY HAD ACTUAL KNOWLEDGE OR REASONABLY SHOULD HAVE KNOWN OF THE FACTS OR CIRCUMSTANCES GIVING RISE TO SUCH CLAIM. THIS LIMITATION SHALL NOT APPLY TO: (A) CLAIMS FOR INDEMNIFICATION PURSUANT TO SECTION 10; (B) CLAIMS ARISING FROM BREACHES OF CONFIDENTIALITY OBLIGATIONS UNDER SECTION 8; OR (C) CLAIMS INVOLVING INFRINGEMENT OR MISAPPROPRIATION OF INTELLECTUAL PROPERTY RIGHTS.

              (i)    Except as specifically provided herein, Licensee agrees that it will not, without the prior written consent of Licensor in each instance: (i) use in advertising, publicity, or otherwise the name of a Licensor, or any of its affiliates or employees, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by a Licensor or their affiliates, or (ii) represent, directly or indirectly, that the Fund or any other product or service provided by Licensee has been approved or endorsed by Licensor.

              (j)    The provisions of this Section 9 shall survive any termination of this Agreement.

            10.   Indemnification.

              (a)    Licensee shall indemnify and hold harmless Licensor, its affiliates, successors and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to (a) this Agreement, except insofar as it relates to a material breach by Licensor of its representations or warranties or covenants hereunder, or (b) the Index, except insofar as any claim, action, or proceeding arises out of or relates to infringement by Licensor of third-party intellectual property rights in connection with the Index or Marks, or any software or other intellectual property used by Licensor in the creation, calculation, or maintenance of the Index and/or the Index values pursuant to the terms in Section 10(b). Licensee shall periodically reimburse Licensor for its reasonable expenses incurred under this Subsection 10(a). Licensor shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder. Licensee, in the defense of any such claim, action or proceeding, except with the written consent of Licensor, shall not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to Licensor of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of Licensor. This provision shall survive the termination or expiration of this Agreement.

              (b)    Licensor shall indemnify and hold harmless Licensee, its affiliates, successors and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to any material breach by Licensor of its representations or warranties or covenants under this Agreement or arises from a claim that Licensee's use of a Mark infringes the rights of any third party; provided, however, that (i) Licensee notifies Licensor promptly of any such claim, action or proceeding; (ii) Licensee grants Licensor control of its defense and/or settlement; and (iii) Licensee cooperates with Licensor in the defense thereof. Licensor shall periodically reimburse Licensee for its reasonable expenses incurred under this Subsection 10(b). Licensee shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of Licensor without waiving the indemnity hereunder. Licensor, in the defense of any such claim, action or proceeding, except with the written consent of Licensee, shall not consent to entry of any judgment or enter into any settlement that either (x) does not include, as an unconditional term, the grant by the claimant to Licensee of a release of all liabilities in respect of such claims or (y) otherwise adversely affects the rights of Licensee.This provision shall survive the termination or expiration of this Agreement.

            11.   Suspension of Performance/Force Majeure.

                  Neither Licensor nor Licensee shall bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act of governmental authority, act of terrorism, act of the public enemy or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, regional or global pandemic, or other similar cause beyond the reasonable control of the party so affected.

            12.   Change of Adviser; Change of Control; Right of First Refusal.

              (a)     Licensee shall provide Licensor with prompt written notice (i) if Licensee proposes to resign or otherwise cease serving as investment adviser to the Fund, (ii) if Licensee becomes aware that the Board intends to consider the approval of a new investment advisory agreement for the Fund with a person other than Licensee, or (iii) upon the consummation of any transaction or series of related transactions that would constitute a "change of control" of Licensee within the meaning of the 1940 Act.

              (b)    Subject in all respects to the requirements of the 1940 Act, other applicable law and the fiduciary duties of the Board, nothing in this Agreement shall limit, condition, or influence the authority or discretion of the Board (or shareholders, as applicable) to select, approve, or terminate an investment adviser to the Fund. If Licensee determines in good faith to explore a change of adviser, Licensee may (but shall not be required to) notify Licensor that Licensor (or an eligible affiliate or designee) may submit a proposal to provide advisory services. Any such proposal shall be considered in the same manner as proposals from other potential advisers, and Licensee shall have no obligation to negotiate, provide terms offered to others, or recommend any particular adviser to the Board. For the avoidance of doubt, Licensor shall have no right of first negotiation, right of first refusal, or other preferential or approval right with respect to adviser selection.

              (c)    Nothing in this Section 12 shall (i) obligate the Board or the Fund's shareholders to approve Licensor or any designee as investment adviser to the Fund, (ii) restrict Licensee's ability to consummate any transaction resulting in a change of control of Licensee, or (iii) create any right in Licensor to receive advisory fees except pursuant to a separate written investment advisory agreement duly approved in accordance with the 1940 Act.

            13.   Other Matters.

              (a)    The Parties' rights and obligations under this Agreement inure to the benefit of and are binding on their respective successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the other party, except that either party may assign this Agreement, without consent subject to the terms of this Agreement, to (i) an affiliate, (ii) a successor entity in connection with a merger, acquisition, reorganization, or sale of all or substantially all of its assets, or (iii) a successor to the business to which this Agreement relates. Any other attempted assignment without prior written consent shall be null and void.

              (b)    This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous Agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein.

              (c)    No breach, default, or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

              (d)    Except as set forth in Section 6 hereof with respect to Informational Materials, all notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand, by registered or certified mail, return receipt requested, or by electronic mail transmission, to the address or electronic mail address set forth below or such address or electronic mail address as either party shall specify by a written notice to the other and (iii) deemed given upon receipt.

Notice to Licensor:

Inside Ownership Index Inc.

Address: [***]

Attn: Haren Bhakta

E-mail:[***]

Notice to Licensee:

Corgi Strategies LLC

Address:

Attn: Emily Yuan

E-mail: [***]

              (e)    This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof.In the event that one or more provisions of this Agreement shall at any time be found to be invalid or otherwise rendered unenforceable, such provision or provisions shall be severable from this Agreement, so that the validity or enforceability of the remaining provisions of this Agreement shall not be affected thereby.

              (f)    Each party agrees that any legal action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject-matter jurisdiction, in any other state court of the State of Delaware or the United States District Court for the District of Delaware), and each party hereby irrevocably submits to the jurisdiction and venue of such courts and waives any objection based on improper venue or forum non conveniens.

              (g)    Nothing contained in this Agreement shall create or be deemed to create any agency, fiduciary, partnership or joint venture relation between or among the Licensee or Licensor.No party hereto shall have the power to obligate or bind the other party in any manner whatsoever.

              (h)    The failure of a party hereto to enforce, or the delay by a party hereto to enforce, any of its rights under this Agreement shall not be deemed a continuing waiver or a modification by such party of any of its rights under this Agreement and any party may, within the time provided by the applicable law, commence appropriate proceedings to enforce any or all of its rights under this Agreement and any prior failure to enforce or delay in enforcement shall not constitute a defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Commencement Date set forth above.

INSIDE OWNERSHIP INDEX INC.

By: /S/_Haren S. Bhakta______________________________________

Name: Haren S. Bhakta

Title: Chief Executive Officer

CORGI STRATEGIES LLC

By: /S/_Emily Z. Yuan_________________________________________

Name: Emily Z. Yuan

Title: President

EXHIBIT A

LIST OF INTELLECTUAL PROPERTY

Index NameTicker Symbol

Inside Ownership 100Bloomberg: INSIDER

Marks

Inside Ownership
Inside Ownership Index
Follow the Founders

EXHIBIT B

PRODUCT DESCRIPTION

Fund Name Ticker Symbol

Inside Ownership 100 ETF[ ]

Investment Objective: The Fund seeks investment results that correspond (before fees and expenses) generally to the performance of the Inside Ownership Index (the "Underlying Index").

EXHIBIT C

FEES

Licensee shall pay Licensor the fees set forth below and computed as follows:

  Licensee shall pay Licensor an annual license fee equal to [***] basis points ([***]%) of the average daily net assets of each Fund (the "ADNA"), as determined by the Fund's administrator in the ordinary course based on the Fund's official books and records (including any adjustments resulting from NAV corrections consistent with the Fund's policies) (the "License Fees"), accruing daily and payable monthly.The License Fees shall be calculated as follows:
    Accrual Rate: The License Fees shall accrue daily at a rate equal to [***]% divided by 365 (or 366 in a leap year).
    Calculation Method: The daily rate shall be applied to the ADNA for each day in the calendar month. The resulting daily amounts shall be aggregated to determine the total License Fees for the month.
    Proration: If this Agreement commences or terminates on a day other than the first or last day of a calendar month, the License Fees for such partial month shall be prorated accordingly.
    NAV Corrections; Adjustments. If the Fund's administrator corrects or restates the NAV or net assets for any day in a month after the initial calculation of License Fees for such month, the Parties shall adjust the License Fees in the next practicable monthly payment cycle to reflect such correction or restatement (whether by additional payment or credit), and Licensor shall not be entitled to any interest or penalty solely due to such correction or restatement.
  Licensee shall remit the License Fees to Licensor within thirty (30) days after the end of each calendar month, accompanied by a written statement (which may be delivered by email) that includes (i) the Fund name, (ii) the calendar month covered, (iii) the daily ADNA figures (or a daily ADNA report generated by the Fund's administrator), (iv) the accrual rate applied, and (v) the resulting monthly License Fees. For the avoidance of doubt, failure to remit the payment timely shall not be deemed a material breach, provided that Licensee cures such non-payment within thirty (30) days following receipt of written notice from Licensor. Repeated failures to remit timely payments, defined as more than two occurrences within any twelve (12) month period after receipt of written notice from Licensor identifying the applicable late payment, shall constitute a material breach of this Agreement. Payments shall be made by wire transfer to an account designated in writing by Licensor. If the due date falls on a day that is not a Business Day, payment shall be due on the next Business Day. Payment shall be deemed made when Licensee initiates the wire transfer (provided funds are actually received).

The parties agree that the terms of this Agreement, including, the financial terms set forth in this Exhibit C shall be considered "Confidential Information" for purposes of Subsection 8(d) of this Agreement.